UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File No. 001-33580

GALIANO GOLD INC.
(Translation of registrant's name into English)

Suite 1640, 1066 West Hastings Street
Vancouver, British Columbia, V6E 3X1, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [  ]  Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

SUBMITTED HEREWITH

Exhibits	Description

99.1	Notice of Annual General and Special Meeting of Shareholders

99.2	2026 Management Information Circular

99.3	Form of Proxy

99.4	Financial Statements Request Form

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALIANO GOLD INC.

/s/ Matthew Freeman
________________________________
Matthew Freeman
Chief Financial Officer

Date:  May 8, 2026